SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated August 3, 2006

B

Press Release dated August 8, 2006

C

Notice regarding Vote of Debentures Holders, dated August 9, 2006

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EXHIBIT A

SYNERGY INSURANCE SERVICES HOLDINGS LIMITED AWARDS SAPIENS

A $15 MILLION CONTRACT TO IMPLEMENT

SAPIENS INSIGHT™ FOR PROPERTY & CASUALTY

Research Triangle Park, NC. – August 3, 2006 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of insurance technology solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today that a new entrant into the UK insurance market has selected Sapiens to design, develop and implement a Policy Administration System to support the launch of their insurance operations based on an implementation of the Sapiens INSIGHT™ for Property & Casualty solution suite. This strategic deal, valued at over $15 million, will mark Sapiens' first entry into the UK general insurance market with its property and casualty solution. Sapiens expects to recognize approximately $9 million by the end of 2007.

Before selecting Sapiens’ INSIGHT™ for Property & Casualty solution, Synergy conducted a rigorous and comprehensive market evaluation of the software available.  Sapiens was selected as the vendor because of its insurance and application domain expertise coupled with its rapid development methodology, innovative business-rules technology and Sapiens’ track record for successful deployment.

Stefan Wasilewski, Synergy’s CEO commented, “After evaluating several policy administration platforms available on the market, we selected the Sapiens INSIGHT™ for Property & Casualty solution. We found that the Sapiens solution was uniquely qualified to support the launch of our unique offering, leveraging their flexible technology and providing an ability to manage our business in an effective and profitable way.  Sapiens has been working with us bringing their domain expertise to help shape the proposition and has provided key input into our evolution over the last few years to get us to where we are today.”

“We are proud to partner with Synergy as the first UK installation for our INSIGHT™ for Property & Casualty solution” said Kali Bagary, Managing Director of Sapiens Europe.  “Insurance leaders continue to select Sapiens’ solutions for their critical business and technology needs, recognizing the unique benefits of our insurance solutions, domain expertise and our rapid development capabilities along with our pioneering business-rules technology. This unique combination has allowed Sapiens to gain an excellent track record of delivery of solutions in the insurance industry.”

Roni Al-Dor, President and CEO of Sapiens International, commented, "this significant deal with a new customer is an important part of our plan to get the company back on track and affirms our decision to maintain focus on the insurance industry.  We view this multi-year contract, our first for the property and casualty market in the UK, as another vote of confidence for our solution by a new customer.  Some of the work on this deal will be performed from our offices in Israel which will enable us to reduce costs."

About Sapiens INSIGHT™ for Property & Casualty

Developed using Sapiens innovative eMerge™ business-rules technology, Sapiens INSIGHT™ for Property & Casualty is a Web-based, integrated Personal and Commercial lines solution suite that allows insurers to react in today’s high velocity environment by providing business rule management and insurance product configuration capabilities that help carriers “go live” quickly with both ISO-based and proprietary lines of insurance and then rapidly adapt/expand these offerings based on market opportunities. Moreover, the suite of applications allows carriers and agents to collaborate to write more business more quickly and to serve customer needs more completely throughout the new business, policy lifecycle, claims, billing and collections processes.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the UK and Europe, the Middle-East and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information about Sapiens, please visit http://www.sapiens.com.

For additional information:

Kali Bagary
Sapiens Europe
Tel: 01895 464000
email: Kali_Bagary@sapiens.co.uk

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT B

SAPIENS ANNOUNCES Q2 2006 RESULTS
Company Increases Revenue and Reaches Operational Balance

Research Triangle Park, N.C. – August 8, 2006 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its unaudited financial results for the second quarter of 2006, ended June 30, 2006.

For the second quarter, the Company recorded revenues of $11.7 million, an increase from $9.6 million in the second quarter of 2005.

The Company achieved an operating profit of $23,000, compared with an operating loss of $1.3 million in the same quarter of the previous year.

Net loss for the second quarter decreased to $0.66 million, compared with a net loss of $1.7 million in the second quarter of 2005.

Roni Al-Dor, President and CEO, commented "We are glad to report a further increase in revenue and that we were operationally break-even."

"We continue to see the initial results of our turnaround plan and we believe that the Company is on the right path to get back on track.  However, we still have a long way to go and will need the support of our customers, shareholders, lender banks and bondholders, to reach our mutual goals."

The Company recently announced a $15 million deal with Synergy Insurance Services Holdings Limited in the UK regarding its INSIGHT™ for Property & Casualty solution.

Mr. Al-Dor further commented, "our recently announced deals in the UK and in Central Europe for our INSIGHT™ for Property & Casualty solution affirm our decision to maintain focus on the insurance industry and hopefully reflect our penetration of the European property and casualty insurance market.  We hope that our reinsurance and life insurance will also gain traction in the insurance markets."

[Tables Follow]

FOR ADDITIONAL INFORMATION:

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com

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About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY) and (TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, Abbey National, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	6/30/2006	12/31/2005
	Unaudited
Assets

Cash and cash equivalents	$ 4,332	$ 6,699
Short-term investments	4,304	5,337
Trade receivables, net	13,733	8,339
Other current assets	2,198	1,620
Total current assets	24,567	21,995

Property and equipment, net	1,666	1,716
Other assets, net	28,495	28,155
Total assets	$ 54,728	$ 51,866

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$ 19,077	$ 19,112
Trade payables	3,105	1,910
Deferred revenue	5,197	4,867
Other liabilities and accrued expenses	8,305	6,742
Total current liabilities	35,684	32,631

Long-term debt and other long-term liabilities	2,796	1,584
Convertible debentures and warrants	14,167	14,019
Shareholders' equity	2,081	3,632

Total liabilities and shareholders' equity	$ 54,728	$ 51,866

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SAPIENS INTERNATIONAL CORPORATION N.V.
Unaudited Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the six months ended
	6/30/2006	6/30/2005	6/30/2006	6/30/2005

Revenues
Products	$ 5,785	$ 3,085	$ 10,185	$ 6,100
Consulting and other services	5,879	6,526	11,956	13,613
Total revenues	11,664	9,611	22,141	19,713

Cost of revenues
Products	4,246	2,351	7,709	5,137
Consulting and other services	3,436	3,426	6,503	7,267
Total cost of revenues	7,682	5,777	14,212	12,404

Gross Profit	3,982	3,834	7,929	7,309

Operating expenses
Research and development, net	560	839	1,286	1,467
Selling, marketing, general and administrative	3,378	4,235	6,683	8,614
Restructuring expenses	21	88	656	846

Operating Profit (Loss)	23	(1,328)	(696)	(3,618)

Financial expenses, net	639	405	1,214	776
Other expenses (income), net (b)	41	2	94	(41)

Net Loss	$ 657	$ 1,735	$ 2,004	$ 4,353

Basic and diluted net loss per share (c)	$ 0.05	$ 0.15	$ 0.16	$ 0.38

Weighted average number of shares used to compute basic and diluted loss per share (c)	12,510	11,495	12,510	11,472

Note	a: Certain prior year's amounts have been reclassified to conform with current year presentation
	b: Includes mainly taxes on income and minority interest
	c: Due to the net loss in 2005 and 2006 the inclusion of dilutive securities would be antidilutive

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EXHIBIT C

Sapiens Announces Approval by Debentures Holders of Special Resolution Concerning a Change in the Time and Manner of Payment of the First Installment of the Principal of the Debentures in Circulation

August 9, 2006 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) announces that at a general meeting of the holders of the convertible debentures (Series A) of the Company, which was held earlier today, Wednesday, August 9, 2006, a special resolution was adopted concerning a change in the time and manner of payment of the first installment of the principal of the Debentures in circulation, as follows:

a.

A sum of approximately NIS 12.25 million from the First Payment of the Principal, equal to 50% of the First Payment of the Principal, will be deferred to December 5, 2009 (this being the last date of payment of the principal on the Debentures).

b.

Regarding the balance of the First Payment of the Principal in the amount of approximately NIS 12.25 million, equal to 50% of the First Payment of the Principal, the following alternatives will be available to the Company according to the resolution which it will adopt by December 5, 2006: (1) To convert such amount on December 5, 2006 into common shares of € 0.01 par value each of the Company (the “Shares”), at a conversion price per share of $1.28, and to allocate the Shares to the holders of the Debentures; or (2) On December 5, 2006, to pay the said amount to the holders of the Debentures, in cash.

The Company will publish its resolution concerning the alternative chosen by it, as required by law.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY) and (TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, Abbey National, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  August 9, 2006

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary